UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G

Under the Securities Exchange Act of 1934


Amendment No.: 1*


Name of Issuer: Electronic Arts Inc.


Title of Class of Securities: Class A Common Stock


CUSIP Number: 28551210-9


Date of Event Which Requires Filing of this Statement: 12/31/2002


Check the appropriate box to designate the rule pursuant to which this Schedule if filed.

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.: 28551210-9

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Janus Capital Management LLC
    EIN #75-3019302

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    a.   ___
    b.   ___

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION
         Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

    5.   SOLE VOTING POWER
         8,931,915**

    6.   SHARED VOTING POWER
         340,000**

    7.   SOLE DISPOSITIVE POWER
         8,931,915**

    8.   SHARED DISPOSITIVE POWER
         340,000**

    9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
         9,271,915**

    10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES
         Not applicable

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    6.6%**

12. TYPE OF REPORTING PERSON
    IA, HC

**  See Item 4 of this filing


Item 1.

    (a). Name of Issuer: Electronic Arts Inc. ("Electronic Arts")

    (b). Address of Issuer's Principal Executive Offices:

         209 Redwood Shores Parkway
         Redwood City, CA 94065

Item 2.

    (a).-(c). Name, Principal Business Address, and Citizenship of
Persons
              Filing:

         (1)  Janus Capital Management LLC ("Janus Capital")
              100 Fillmore Street
              Denver, Colorado  80206-4923
              Citizenship:  Colorado

    (d). Title of Class of Securities:  Class A Common Stock

    (e). CUSIP Number:  28551210-9

Item 3.

This statement is filed pursuant to Rule 13d-1 (b) or 13d-2(b) and the person filing, Janus Capital, is an investment adviser in accordance with Section 240.13d-1(b)(ii)(E) as well as a parent holding company/control person in accordance with Section 240.13d-1(b)(ii)(G). See Item 4 for additional information.

Item 4.  Ownership

The information in items 1 and 5 through 11 on the cover page(s) on Schedule 13G is hereby incorporated by reference.

Janus Capital has an indirect 100% ownership stake in Bay Isle Financial LLC ("Bay Isle") and an indirect 50.1% ownership stake in Enhanced Investment Technologies LLC ("INTECH"). Due to the above ownership structure, holdings for Janus Capital, Bay Isle and INTECH are aggregated for purposes of this filing. Janus Capital, Bay Isle and INTECH are registered investment advisers, each furnishing investment advice to various investment companies registered under Section 8 of the Investment Company Act of 1940 and to individual and institutional clients (collectively referred to herein as "Managed Portfolios").

As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, Janus Capital may be deemed to be the beneficial owner of 8,931,915 shares or 6.3% of the shares outstanding of Electronic Arts Class A Common Stock held by such Managed Portfolios. However, Janus Capital does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights.

As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, INTECH may be deemed to be the beneficial owner of 340,000 shares or 0.2% of the shares outstanding of Electronic Arts Class A Common Stock held by such Managed Portfolios. However, INTECH does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights.

Item 5.  Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another
Person

The Managed Portfolios, set forth in Item 4 above, have the right to receive all dividends from, and the proceeds from the sale of, the securities held in their respective accounts.

The interest of any one such person does not exceed 5% of the class of securities.

These shares were acquired in the ordinary course of business, and not with the purpose of changing or influencing control of the Issuer.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
Company

INTECH is an indirect subsidiary of Janus Capital (Janus Capital has a indirect 50.1% ownership stake) and is a registered investment adviser furnishing investment advice to various investment companies registered under Section 8 of the Investment
Company Act of 1940 and to individual and institutional clients.

Item 8.  Identification and Classification of Members of the Group

Not applicable.

Item 9.  Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JANUS CAPITAL MANAGEMENT LLC

By  /s/  Heidi J. Walter                       02/14/2003
  Heidi J. Walter,                               Date
    Vice President and Assistant General Counsel

ENHANCED INVESTMENT TECHNOLOGIES LLC

By  /s/  Heidi J. Walter               02/14/2003
    Heidi J. Walter                             Date
        Under Power of Attorney dated 02/05/03
        On file with Schedule 13G for
        Lamar Advertising Company 02/14/03